Exhibit 10.1

PRESS RELEASE –

Magic Software Reports that the Tel Aviv Labor Court has
denied an ex parte request for relief sought its CEO and Director

Or Yehuda, Israel, April 17, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business integration and application development technology, today announced that the Tel Aviv Labor Court has denied an ex parte request for relief sough by its President, CEO and Director, Mr. Eitan Naor. Mr. Naor has initiated an action in the Tel Aviv Labor Court against the Company and its Chairman, Mr. Guy Bernstein, seeking a temporary order among other things, that would prevent the Company from suspending him, initiating any process that would lead to the termination of his employment, or taking any action that would affect his position as President, CEO and Director. Mr. Naor also sought a temporary order that would reinstate him to all positions held by him with the Company. The Labor Court denied Mr. Naor’s ex parte application and scheduled a hearing on the matter on April 28, 2008.

About Magic Software Enterprises
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises Ltd. and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

Forward-Looking Statements
Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contact:
David Zigdon Chief Financial Officer
Magic Software Enterprises Ltd.
Tel: +972 (0)3 538 9600
dzigdon@magicsoftware.com